Delaware Operating Services Company
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of March 31, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Other prepayments	*
	*
Deferred Charges and Other Assets	
Unamortized debt expense	
Prepaid pension cost	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Accounts payable to associated companies	*
Notes payable to associated companies	*
Other	*
	*
Deferred Credits and Other Liabilities	
Pension and OPEB	*
Capitalization	
Retained earnings	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.

Delaware Operating Services Company
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31, 2003
OPERATING REVENUES	*
OPERATING EXPENSES	
Cost of sales	*
Operation and maintenance	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
	*
OTHER INCOME	*
INTEREST EXPENSE	
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.